January 31, 2024

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Gevo, Inc. Registration Statement on Form S-3
Filed January 16, 2024
File No. 333-276515

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gevo, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on Friday, February 2, 2024, or as soon thereafter as practicable.

Please call Ned Prusse of Perkins Coie LLP, counsel to the Company, at (303) 291-2374 as soon as the Registration Statement has been declared effective.

Respectfully submitted,

By:	/s/ Patrick R. Gruber
Patrick R. Gruber
Chief Executive Officer

cc:  Ned Prusse (Perkins Coie LLP)